UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended June 30, 2020

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Announcement of Unaudited Financial Results for the Quarter ended June 30, 2020

On August 21, 2020, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal first quarter 2021 (i.e. quarter ended June 30, 2020). A copy of the earnings release dated August 21, 2020 is attached hereto as Exhibit 99.1.

Resignation and Appointment of Directors

MakeMyTrip announced on August 21, 2020 that Mr. Gyaneshwarnath Gowrea has notified the board of directors of MakeMyTrip of his intention to resign as a director of MakeMyTrip, effective August 20, 2020, and the board of directors has accepted the resignation.

Following the resignation of Mr. Gowrea, the board of directors has approved the appointment of Mr. Hyder Aboobakar as a director and as one of MakeMyTrip’s resident directors in Mauritius effective August 20, 2020.

Mr. Hyder is a Director – Business Development at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ. Prior to joining IQ-EQ, Mr. Hyder served as an investment manager at DSP Blackrock Investment Managers (Mauritius) Ltd where he was responsible for managing two India focused funds. Mr. Hyder has also previously worked as a business development manager at Cim Global Business (Mauritius) Ltd, as an investment manager at TVF Capital Management Ltd and as a trader and team leader of risk management at Superfund Asset Management Ltd. Mr. Hyder is a Chartered Financial Analyst and holds a Bachelor of Science (Honors) degree in Economics & Finance from the University of Mauritius. He is also a certified Financial Risk Manager by the Global Association of Risk Professionals.

There will be no changes to the composition of the audit committee and the compensation committee as a result of such resignation and appointment of directors.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated August 21, 2020.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated August 21, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2020

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer